Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation (CVX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chevron Corporation (CVX)
Vote Yes: Item #7 – Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

Annual Meeting: May 31, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE PROPOSAL

BE IT RESOLVED: Shareholders request that Chevron, at reasonable cost and omitting proprietary information, disclose a recalculated emissions baseline that excludes the aggregated GHG emissions from material asset divestitures occurring since 2016, the year Chevron uses to baseline its emissions.

SUPPORTING STATEMENT: Proponents recommend disclosing, at management discretion:

•	The emissions associated with Chevron’s material asset divestments since 2016;

•	What portion, if any, of Chevron’s current emissions reduction targets relies on accounting for asset transfers as emissions reductions;

•	A base year emissions recalculation policy establishing a threshold for future recalculations related to divestitures.

SUMMARY

To address growing climate-related risk, investors expect companies to set greenhouse gas (GHG) emissions reduction targets aligned with the Paris Agreement’s 1.5 degrees Celsius goal and to report their reduction progress. Fundamental to target-setting and reporting is accuracy.

Reported progress toward targets must reflect real-world emissions cuts. Transferring emissions from one company to another may appear to reduce an individual company’s emissions but does not mitigate company or stakeholder exposure to climate risk or contribute to the goal of limiting global temperature rise to 1.5 degrees Celsius.

2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

When polluting assets are transferred from one company to another but continue operating, their emissions should not be counted toward the selling company’s emissions reduction goals. To do so would be to take credit for climate progress where none has occurred.

The Board of Directors of Chevron Corporation (“Chevron” or “the Company”) clearly agrees with the Proponent on this fundamental principle – that divestment of assets does not lead to lower global emissions.1 While recognizing this, Chevron remains unwilling to provide clarity to investors as to the role that divestments play in achieving the Company’s emissions reduction goal or the role of divestments in the absolute emissions reductions Chevron has reported achieving since its 2016 baseline year.2

This clarity is of particular importance in Chevron’s case. Between 2017 and 2021, Chevron sold more assets than any other American oil and gas company, ranking third globally among sellers by deal volume.3 Despite these significant asset transfers, Chevron does not disclose the percentage of its reported emissions reductions that are the result of actual emissions reductions versus those that are the result of transferring assets to other companies where they continue to produce GHG emissions.

Chevron can clarify this uncertainty by disclosing a recalculated baseline that excludes emissions associated with material asset transfers and by establishing a policy for future recalculations. An emissions baseline provides a reference point in the past against which current emissions are compared, allowing investors to assess progress against a company’s GHG reduction targets. To avoid giving the appearance that emissions are being reduced when they are simply transferred elsewhere, an emissions baseline must be adjusted to exclude such transfers. By adjusting its baseline in this way, Chevron can ensure that its GHG target reporting gives an accurate picture of its real-world success in achieving its emissions reductions targets.

The Proposal’s requested disclosures align with the recommendations of expert standard-setters such as the Greenhouse Gas Protocol, the global oil and gas association Ipieca, and peer companies that have adopted this standard. Through this small change to its climate reporting, Chevron can provide investors with clarity on its actual emissions performance.

RATIONALE FOR A “YES” VOTE

1.	Recalculating baseline emissions disincentivizes the practice of transferring emissions from one company to another, while claiming success in achieving emissions reduction targets.

2.	Chevron’s failure to recalculate baseline emissions to exclude divestitures may create a misleading impression of the real-world impact of its reported reductions and targets.

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1 https://chevroncorp.gcs-web.com/static-files/d4b0938b-8c9a-492d-9cec-bf82de4017cb p. 113

2 While Chevron emphasizes emissions intensity reductions in its reporting, the data in Chevron’s Climate Change Resilience
Report shows that the Company has achieved absolute reductions in its aggregated Scope 1 and 2 emissions (on both an equity and operated basis) since 2016. https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p. 63-66

3 https://business.edf.org/files/Transferred-Emissions-How-Oil-Gas-MA-Hamper-Energy-Transition.pdf p. 22

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

3.	Accurate reporting of Chevron’s emissions reduction performance and targets is important to investor decision-making.

4.	Chevron’s current disclosures do not address any of the Proposal’s recommendations.

5.	Chevron lags peers in disclosing the impact of divestitures on its emissions, and its reporting is misaligned with the guidance of leading standard-setters.

DISCUSSION

1.	Recalculating baseline emissions disincentivizes the practice of transferring emissions from one company to another, while claiming success in achieving emissions reduction targets.

Transferring operated assets from one company to another may reduce an individual company’s emissions but does not contribute to the goals of reducing actual GHG emissions, preventing global temperature rise, or mitigating company and stakeholder exposure to climate risk. As Chevron’s Board notes in its opposition statement, the Company and the Proponent are aligned on this basic principle.

Stakeholders and investors across the market agree. The world’s largest asset managers have begun warning of the potential consequences of oil and gas companies “decarbonizing” by selling their assets. Cyrus Taraporevala, the former head of State Street Global Advisors, wrote in the Financial Times in 2021 about the risk of “selling off the highest-emitting components of businesses to private equity and hedge fund actors.”4 Taraporevala notes that this could lead to public markets appearing to reach net-zero emissions while global emissions actually increase. In his 2022 letter to CEOs, BlackRock’s Larry Fink agrees that “passing carbon-intensive assets from public markets to private markets .. . . will not get the world to net zero.”5 The Glasgow Financial Alliance for Net Zero also states that “divestment of carbon-intensive assets can be ineffective and even lead to real-world increases in emissions.”6

Legislators are examining this phenomenon as well. In December 2022, the House Committee on Oversight and Reform issued a memo on its investigation of fossil fuel industry disinformation, which included a section entitled “Selling Polluting Assets to Other Fossil Fuel Companies Rather than Offering Real Solutions.”7 The memo asserts that “divestment does not reduce greenhouse gas emissions — it simply moves those emissions from one company’s balance sheet to another’s.”8

The concerns of investors and legislators are supported by research from the Environmental Defense Fund (EDF) showing that, in aggregate, upstream oil and gas assets are moving from operators with stronger climate commitments to operators with weaker climate targets and disclosures, an outcome that likely increases total global emissions.9 In response to these widespread concerns, EDF and Ceres have developed “Climate Principles for Oil and Gas Mergers and Acquisitions” in consultation with asset managers, private equity firms, banks, oil and gas companies, and nonprofit organizations.10 These principles address the transferred emissions problem.

_____________________________

4 https://www.ft.com/content/c586e4cd-9fb7-47a3-8b43-3839e668fe3a

5 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

6 https://assets.bbhub.io/company/sites/63/2021/11/GFANZ-Progress-Report.pdf p. 52

7 https://oversightdemocrats.house.gov/sites/democrats.oversight.house.gov/files/2022-12-09.COR_Supplemental_Memo-Fossil_Fuel_Industry_Disinformation.pdf p. 19

8 Ibid.

9 https://business.edf.org/files/Transferred-Emissions-How-Oil-Gas-MA-Hamper-Energy-Transition.pdf

10 https://www.ceres.org/resources/reports/climate-principles-oil-and-gas-mergers-and-acquisitions

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

Given the consensus that transferring emissions from one company to another will not lead to lower global emissions, it is imperative that companies are not incentivized to pursue this strategy to achieve their stated GHG reduction targets.

The best way to avoid such a perverse incentive is to recalculate emissions baselines in the event of material divestitures. This avoids creating the impression that an asset transfer has resulted in an emissions reduction when comparing annually adjusted emissions to an unadjusted baseline.

2.	Chevron’s failure to recalculate baseline emissions to exclude divestitures may create a misleading impression of the real-world impact of its reported reductions and targets.

To accurately account for GHG emissions reductions, the Greenhouse Gas Protocol -- the world's most widely used GHG accounting standard11 -- recommends that companies recalculate base year emissions in the event of a “transfer of ownership or control of emissions-generating activities.”12 The Greenhouse Gas Protocol recommends recalculation “to reflect changes in the company that would otherwise compromise the consistency and relevance of the reported GHG emissions information.”13

Ipieca, the global oil and gas association dedicated to advancing performance on environmental and social issues, of which Chevron is a member,14 similarly recommends “adjustments to the base year emissions” to account for asset divestiture. Ipieca warns that companies should avoid giving the appearance of “increases or decreases in emissions, when in fact. . . emissions would merely be transferred from one company to another.”15 Ipieca indicates that recalculating emissions baselines in the event of divestitures avoids creating a misleading impression of real-world emissions performance.

The discussion of the transferred emissions problem in the House Committee on Oversight and Reform’s “Investigation of Fossil Fuel Industry Disinformation” goes further, suggesting that the “claim that sales of carbon-intensive assets are advancing [companies’] net-zero pledges” could constitute disinformation.16

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11 https://ghgprotocol.org/about-us

12 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf p. 35

13 Ibid.

14 https://www.ipieca.org/membership

15 https://www.ipieca.org/resources/good-practice/petroleum-industry-guidelines-for-reporting-greenhouse-gas-emissions-2nd-edition/ p. 39

16 https://oversightdemocrats.house.gov/sites/democrats.oversight.house.gov/files/2022-12-09.COR_Supplemental_Memo-Fossil_Fuel_Industry_Disinformation.pdf p. 19

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

Chevron sold more assets than any other American oil and gas company between 2017 and 2021, only surpassed globally by Shell and Repsol,17 both of which are openly pursuing divestment as part of their emissions reduction strategies.18 To present an accurate picture of Chevron’s performance against its net zero aspiration for Scope 1 and 2 emissions, it is essential that the Company recalculate its baseline to account for its transfers of assets. Failure to do so could leave investors with a misleading impression of its real-world emissions performance.

3.	Accurate reporting of Chevron’s emissions reduction performance and targets is important to investor decision-making.

Investors seek, and companies set, GHG reduction targets to reflect company progress in reducing GHG emissions. To the extent such targets do not accurately reflect a company’s real-world emissions reductions, investors may be misled. Accuracy in target-related reporting matters to investors.

A significant percentage of global investors have now committed to reducing their portfolio emissions to net zero over the next few decades, and many have also set interim targets. The Net Zero Asset Managers initiative (NZAM) includes approximately 300 signatories committing to manage $21.8 trillion in line with achieving net zero by 2050 or sooner.19 Four of Chevron’s ten largest institutional shareholders20 -- BlackRock, State Street Global Advisors, Capital Group, and Northern Trust Asset Management -- are all NZAM signatories, while Norges Bank Investment Management, another top ten Chevron shareholder, has a separate net zero commitment for its portfolio companies.21 To fulfill these public commitments, investors need to achieve absolute reductions in their portfolio emissions between now and 2050. An accurate understanding of the absolute emissions performance of their portfolio companies is a prerequisite to accomplishing these commitments.

Given Chevron’s position as one of the world’s highest emitting companies and one of the world’s largest companies by market capitalization,22 it is of particular importance that investors have an accurate understanding of its emissions performance if they are to achieve their own financed emissions reduction targets.

4.	Chevron’s current disclosures do not address any of the Proposal’s recommendations.

Chevron does not currently recalculate its baseline emissions to reflect material asset transfers, as acknowledged in the Board’s opposition statement. Nor has Chevron disclosed the total emissions associated with its divestitures since 2016, its baseline year. It has not adopted a policy establishing a threshold for future recalculations, as also recommended by the GHG Protocol.23 Finally, Chevron appears to build emissions reductions from transferred assets into its GHG reductions targets, thus relying on transferring assets to achieve its stated goals.24

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17 https://business.edf.org/files/Transferred-Emissions-How-Oil-Gas-MA-Hamper-Energy-Transition.pdf p. 22

18 https://reports.shell.com/sustainability-report/2021/_assets/downloads/shell-sustainability-report-2021.pdf p. 63; https://www.reuters.com/business/energy/spains-repsol-sells-25-oil-gas-unit-eig-48-bln-2022-09-07/

19 https://www.netzeroassetmanagers.org/nzam-update-november-2022-initial-target-disclosure/#:~:text=The%20latest%20targets%20mean%20that,around%2039%25%20of%20total%20assets.

20 https://money.cnn.com/quote/shareholders/shareholders.html?symb=CVX&subView=institutional

21 https://www.netzeroassetmanagers.org/signatories/; https://www.nbim.no/en/the-fund/responsible-investment/2025-climate-action-plan/

22 https://www.climateaction100.org/whos-involved/companies/page/2/; https://companiesmarketcap.com/

23 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf p. 35

24 See waterfall chart, https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p.40

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

In its latest “Climate Change Resilience Report,” the company provides a waterfall chart (copied below) indicating that changes to its portfolio, represented by the bar marked “Portfolio,” will help to achieve its upstream net zero by 2050 aspiration for Scope 1 and 2 emissions.25 Proponent understands that the “Portfolio” bar represents the net change in emissions due to changes in the Company’s portfolio, such as divestments and acquisitions. However, it is unclear how much of the “Portfolio” bar of the waterfall chart, which appears to account for somewhere between 10 and 20 percent of the remaining emissions reductions required to reach net zero, represents reductions associated with divestments as compared to other portfolio optimization activities.

This chart is found on page 40 of Chevron’s 2021 “Climate Change Resilience” report.26

Furthermore, the chart does not clarify the extent to which divestments have contributed to the “Achieved” bar of the chart (above, in dark blue), which indicates that Chevron is roughly a quarter of the way to reaching its net zero goal, using an unadjusted baseline. Absent the proposal’s requested disclosures, it is difficult to determine whether this “Achieved” portion represents real-world emissions reductions.

5.	Chevron lags peers in disclosing the impact of divestitures on its emissions, and its reporting is misaligned with the guidance of leading standard-setters.

Chevron’s reporting not only fails to meet the recommendations of the Greenhouse Gas Protocol, Ipieca, and the disclosure recommendations of Ceres and EDF’s “Climate Principles for Oil and Gas Mergers and Acquisitions,”27 it is also misaligned with that of several leading peers.

_____________________________

25 https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf p.40

26 Ibid.

27 https://www.ceres.org/sites/default/files/reports/2023-01/Climate%20Principles%20-%20Asset%20Transfer.pdf p. 14-15

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

Devon Energy recalculates its emissions baseline when asset divestitures or investments result in “a change to its emissions baseline of 5% or higher” to ensure accuracy and comparability of emissions reporting.28 Devon Energy notes that this “recalculation methodology affirms our commitment to structurally drive down emissions, rather than divesting assets as a means to achieve our ambitious emissions reduction targets.”29 Investors deserve the same transparency from Chevron.

BP and Shell do not yet recalculate their emissions baselines to adjust for divestitures, but they are transparent about the degree to which divestments factor into their reported emissions reductions, and also describe the role of divestments in achieving their GHG reduction targets.30 This transparency signals that the companies’ GHG reduction targets do not necessarily reflect real-world decreases in emissions.

RESPONSE TO CHEVRON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s response to the Proposal highlights a number of Chevron’s disclosure practices, including that it reports emissions on an equity basis and on an intensity basis. This response does not, however, explain how the Company’s current disclosures address the issues raised by the Proposal, despite validating the concern that motivates the Proposal in the first place.

In the Board’s words, “Your Board does not believe that divestment of assets leads to lower global emissions.”31 Investors agree. This Proposal is intended to address Chevron’s reporting practices that may lead investors to believe otherwise. Chevron’s current disclosures do not address the Proposal’s concerns and recommendations, and do not make clear whether Chevron’s emissions reduction strategy and reporting incorporate divestments.

The Board’s response maintains that to implement the Proposal, Chevron would need to maintain a different set of books for the sole purpose of recalculating its baseline, which it asserts would be an irresponsible use of company resources.32 This appears to overstate the difficulty and resource intensity of providing the requested disclosure. Chevron annually reports its total emissions. This reporting reflects emissions reductions or additions due to operational changes, the building or buying of new assets, and transferring assets to other companies. The information required to adjust baselines to reflect asset transfers should therefore be readily available.

Chevron may be concerned that adjusting its baseline could impact its ability to achieve its GHG targets or render current targets inaccurate. To the extent that Chevron currently incorporates asset transfers into its target setting, the simple solution is to not incorporate planned asset transfers into its GHG reduction targets in the future and to make a one-time adjustment to strip out any reductions from planned asset divestitures in current targets. This avoids inaccuracy in target setting at the outset while providing a more accurate accounting of Chevron’s actual reductions.

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28 https://dvnweb.azureedge.net/assets/documents/Sustainability/DVN_2022_SustainabilityReport.pdf p. 20

29 https://dvnweb.azureedge.net/assets/documents/Sustainability/DVN_2022_SustainabilityReport.pdf p. 20

30 https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/investors/bp-net-zero-report-2022.pdf p. 14; https://reports.shell.com/sustainability-report/2021/_assets/downloads/shell-sustainability-report-2021.pdf p. 25, p. 63

31 https://chevroncorp.gcs-web.com/static-files/d4b0938b-8c9a-492d-9cec-bf82de4017cb p. 113

32 https://chevroncorp.gcs-web.com/static-files/d4b0938b-8c9a-492d-9cec-bf82de4017cb p. 113

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2023 Proxy Memo Chevron | Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures

The additional disclosures requested by the Proposal will provide useful information for investors seeking to track Chevron’s absolute emissions reductions over time, as well as its progress toward achieving net zero Scope 1 and 2 emissions by 2050.

CONCLUSION

Vote “Yes” on this Stockholder Proposal to Recalculate Emissions Baseline to Exclude Emissions from Material Divestitures. Chevron has not implemented any of the Proposal’s recommended disclosures, which are necessary in order to assess the real-world emissions impact of Chevron’s reported reductions and targets. We urge a “Yes” vote.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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